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                                  Law Offices
                           Reisman & Associates, P.A.
                              6975 NW 62nd Terrace
                               Parkland, Florida
                                     33067
                         email: Jbreisman@earthlink.net
                               phone:954-344-0809
                                Fax:928-569-8195


November 15, 2004


Timothy Levenberg, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

     Re: McKenzie Bay International, Ltd.
         SB-2 filed October 4, 2004, as amended November 10, 2004
         and November 15, 2004
         File No. 333-119493

Dear Mr. Levenberg:

This confirms our telephone conversation to the effect that each reference in the prospectus stating that the selling stockholders "may be deemed" to be underwriters as that term is defined in the Securities Act of 1933 will be changed to disclose that they are underwriters. The change will be made in the prospectus to be filed pursuant to Rule 424 under the Securities Act of 1933.

Sincerely,

/s/ Jonathan B. Reisman
________________________
Jonathan B. Reisman